Deswell Industries, Inc.
17B, Edificio Comercial Rodrigues
599 Avenida da Praia Grande
Macao, Special Administrative Region, PRC
Tel: (853) 322096
Fax: (853) 323265
February 17, 2008

Via EDGAR

John M. Hartz,
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Deswell Industries, Inc. (“Deswell” or the “Company”)
Form 20-F for the fiscal year ended March 31, 2007
Filed August 1, 2007
Forms 6-K filed August 17, 2007 and November 20, 2007
File No. 0-26448
Dear Mr. Hartz:
This is in response your comment letter of January 14, 2008 to the undersigned as Chief Financial Officer of the Company. For the convenience of the staff, each comment is repeated verbatim with the Company’s response immediately following.
Form 20-F for the year ended March 31, 2007
Property, Plants and Equipment, page 24
1.	We note that you closed the Shenzhen plastic plant during the year ended March 31, 2007, and that it is held for sale. Please provide us with a timeline explaining the underlying events leading up to this action and address the classification on your balance sheet, the timing of such classification, and the appropriate measurement of this asset through FY 2007. Please see paragraphs 30-39 and 46 of SFAS 144, for further guidance.
     In addition, tell us what consideration you gave to reporting such activity as discounted operations. Please see paragraph 41-45 of SFAS 144, for further guidance.
Response:
The timeline was substantially as follows:

John M. Hartz
Senior Assistant Chief Accountant
February 17, 2008

Q3 2007	Oct to Dec. 2006	We closed our injection molding and assembly departments and dismissed or relocated our employees to our Dongguan manufacturing plant

Q4 2007	Jan to Mar 2007	We continued to sell our remaining inventory and sell and/or transferred fixed assets to our Dongguan plant.

Q1 2008	April to June 2007	We determined to sell the Company-owned premises located in Block G, Wing Village Industrial Estate, Shekou, Shenzhen, China, (which could be used for industrial and commercial purposes) through commercial property agencies. At that time, the property market in Shekou, Shenzhen was very active and robust. We listed the premises for RMB80 million (approximately US$10.4 million), based on our board’s best estimate. A property valuation report was completed by a qualified real estate appraisal company in PRC, which was prepared in accordance with the guidance and regulations of the local tax bureau for the purpose of assessing the “value added taxes on property transfers.” The valuation report, which was completed in June 2007, is effective for one year until June 6, 2008. By the end of June 2007, a potential buyer was identified, negotiations ensued and an understanding was reached to sell the premises to the prospective buyer for RMB75 million (approximately US$9.8 million). We then had the agreements for the sale prepared and presented them to the prospective buyer.

Fiscal 2007 Accounting		As we disclosed in our financial statements for the year ended March 31, 2007, this property was classified as long-lived assets held for use at March 31, 2007 because the criteria for reclassifying such property as held for sale (as specified in paragraph 20 of SFAS 144) had not been met until after the end of our fiscal year on March 31. At the time of our preparation of our Form 20F, management had committed to a sale plan; the property was available for immediate sale in its then present condition; an active program to locate a buyer had been initiated; sale of the property was believed probable and the transfer of the property was expected to be completed within one year; the property was actively marketed for sale at a price that we believed reasonable at that time and it was unlikely at that time that significant changes would occur to the plan of sale or that the plan would be withdrawn.

Q2 2008	July to Sept. 2007	By the end of July, we still had not received the signed agreements and the prospective buyer notified us that it had been arranging funding. Thereafter, we then received no further communication from the prospective buyer and considered that transaction as proposed had been abandoned by the prospective buyer. We then requested our property agents to solicit other potential buyers for the premises.

Since the criteria required by paragraph 20 of SFAS 144 was no longer satisfied, we reclassified the premises as held for use.
The closure of our Shekou manufacturing plant was not reported as a discontinued operation in our financial statements for the year ended March 31, 2007 based on paragraphs 41-45 of SFAS 144. Previously, our injection molding manufacturing operations were conducted in two plants, one in Dongguan and one in Shekou. Gradually during fiscal 2007, we expanded our operations in Dongguan, which began handling the manufacturing we formerly conducted at our Shekou plant. Hence, our operations and cash flows from manufacturing operations formerly conducted at our Shekou factory will not be eliminated from our ongoing manufacturing operations — they have been transferred to our Dongguan factory. In this situation, the conditions specified in paragraph 42 of SFAS 144 for reporting discontinued operations would not be met.

John M. Hartz
Senior Assistant Chief Accountant
February 17, 2008

Operating and Financial Review and Prospects, page 26
Operating Results, page 26
2.	We note your explanation for the substantial increase in sales for the most recent fiscal year. In future filings please expand such explanations as follows:
–	Explain whether the increases described (for example, from the telecommunications customer and new customers) are expected to continue at this level for the foreseeable future;

–	Explain whether the loss of sales from existing customers is expected to continue at the lower level for the foreseeable future;

–	Quantify how much of the increases and decreases were due to price changes, and/or volume;

–	Explain whether the significant gains and losses in sales were due to new products and/or the phasing out of older products. In other words, provide more detail about the underlying reasons behind the changes, and their expected future trends.
Response:
Your comments are noted and disclosures expanding explanations for any substantial increases in sales in the manner requested in your comments will be added to future filings, as applicable and, as to your comments in the first two bullets, to the extent we have reasonable bases for any forward-looking statements.
10. Income Taxes, page F-12
3.	As previously requested in comment 2 in our letter dated February 28, 2006, please expand your disclosures to discuss the nature of those entities and jurisdictions which you have determined are not subject to income taxes, as disclosed on page F-13, and the amounts associated with each for each period presented.
Response:
Our companies that are in tax-free jurisdictions are primarily investment holding companies that are registered in the British Virgin Islands. Moreover, our two major trading subsidiaries, incorporated in the jurisdiction of Macao, are both income tax exempted by their business licenses obtained since their incorporation in August 2003 and April 2004. Please refer to page 15 in the discussion of “Information of the Company — History and Development of Deswell.” The amounts associated are

John M. Hartz
Senior Assistant Chief Accountant
February 17, 2008

reflected in the continuation of Note 10 on Income Taxes on page F-14 “Effect of income for which no income tax is chargeable.”
4.	We note your discussion on page 6 of the impact that the EIT Law will have effective January 1, 2008. Please tell us and disclose in future filings in MD&A the rates you have used to measure your income taxes for the fourth quarter of fiscal 2008, for each separate taxable entity.
Response:
Following the implementation of the EIT Law effective January 1, 2008, the State Council recently announced the transition rules for preferential tax policies (Guofa [2007] No.39) of January 2, 2008, for eligible enterprises previously subject to a 15% tax rate or 24% tax rate. As so announced, the new enterprise income tax rates are:

	Rate under EIT for	Rate under EIT for
	enterprises previously	enterprises previously
Tax Year	subject to 15% tax rate	subject to 24% tax rate
2008	18%	25%
2009	20%	25%
2010	22%	25%
2011	24%	25%
2012	25%	25%

The standard tax rates applicable to our subsidiary, Jetcrown Industrial (Dongguan) Limited, will be 25% from 2008. Our subsidiary, Dongguan Kwan Hong Electronics Co. Limited, was approved as a “High-tech Enterprise” by the local tax authority in April 2007 and accordingly was to enjoy a lower national tax rate of 15% for two years until April 2009. We have consulted the local tax bureau with regard to the tax rate applicable in this situation and were advised to prepay at a standard tax rate of 25% until the final assessment for preferential tax rate of 15% in our 2008 annual tax return.
5.	We note your statement on page 31 under the discussion of the change in income taxes during fiscal 2006 that the decrease in income tax expenses in the electronic & metallic segment was primarily due to the write off of doubtful sales of the metal division of $1,000,006 and the decrease in operating income during the year ended March 31, 2006. Please tell us and disclose in future filings the following:
–	Please explain to us more clearly what you mean by “doubtful sales.” In other words was this a write-off of doubtful accounts receivable? If so, was it in excess of your normal allowance for doubtful accounts? Confirm that your revenue recognition policies were and are consistent with Staff Accounting Bulletin 101;

John M. Hartz
Senior Assistant Chief Accountant
February 17, 2008

–	The underlying history and reason(s) for the write off;

–	How you write-off for tax purposes in the reporting period.
Response:
We disclosed in our press release of December 14, 2005, which we furnished to the SEC under cover of Form 6-K on December 19, 2005, the circumstances and details of the doubtful sales immediately upon their discovery when we reported our results for the quarter and six months ended September 30, 2005. The disclosure was included in Note 2 to our financial statements for the quarter and nine months ended December 31, 2005 included in our press release of March 13, 2006, which we furnished to the SEC under cover of Form 6-K on March 15, 2006, and in Note 2 to our financial statements for the quarter and year ended March 31, 2006 included in our press release of June 23, 2006 (and in the narrative portion of such press release), which we furnished to the SEC under cover of Form 6-K on June 26, 2006. Ultimately, such doubtful sales resulted in a write-off of doubtful accounts receivable as disclosed and reported in our financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2006 filed on July 14, 2006. Please see the Risk Factor on page 5 entitled We could suffer losses from corrupt or fraudulent business practices. Conducting business in China is inherently risky,” pages 30 and 34 in MD&A and on pages 56 to 57 under Item 15 “Controls and Procedures — Changes in Internal Controls.”
We confirm that our revenue recognition policies were and are consistent with Staff Accounting Bulletin 101. The write off of doubtful sales in the metallic division had reduced the taxable profit of our subsidiary, Dongguan Kwan Hong Electronics Limited, which was comprised of electronic and metallic divisions.
6.	We note your statement on page F-13 that Jetcrown Dongguan has revised its first and second tax exemption year from the calendar year ended December 31, 2004, and 2005 respectively, to the calendar years ended December 31, 2002, and 2003 respectively. Please address the following:
–	Please tell us and disclose in future filings the tax rate that Jetcrown Dongguan used for each period presented.

–	You state that an amount of $450,000 additional income tax assessments which are likely to arise has been charged to the consolidated income statement for the year ended March 31, 2007, relating to the taxable calendar years ended December 31, 2004, 2005 and 2006, and for the quarter ended March 31, 2007. Please tell us and disclose in future filings in MD&A the nature of the assessments, and reconcile the recognition of this amount to your provision for income taxes on page F-13.

John M. Hartz
Senior Assistant Chief Accountant
February 17, 2008

Response:
The tax rate applicable for Jetcrown Dongguan for calendar years 2002 to 2005 is 24%. Jetcrown Dongguan was entitled to a full tax exemption for each of the calendar years ended December 31, 2002 and 2003 and a 50% tax exemption for each of the calendar years ended December 31, 2004, 2005 and 2006.
The nature of the assessment is in connection with the amounts of assessable profits and the date of commencement of the first profitable year. Management believed that it would be in Deswell’s best interests to reach an immediate resolution with the tax authorities on these issues in order to avoid expending substantial time, effort and expenses that would have been involved in lengthy negotiations with the tax authorities. As a result, we made a tax provision of an aggregate of $450,000, which comprised approximately $154,000, $92,000, $166,000 and $38,000 for taxable calendar years 2004, 2005 and 2006 and the quarter ended March 31, 2007, respectively.
The assessment and payment for income taxes for calendar years 2004 and 2005 were settled and concluded in September 2007 at the amount, which as provided. The assessment and payment for calendar year 2006 were finalized and settled at $101,000 in January 2008 with an over-provision of $65,000.
Your comments are noted and we will add disclosures in future filings in MD&A the nature of assessments, and will reconcile the recognition of this amount to our provision for income taxes in our notes regarding income taxes in our financial statements.
Form 6-K dated August 17, 2007
7.	We note you recorded a stock provision of $500,000 as a result of “the two customers pushing-out orders.” Please provide us with a comprehensive explanation of the following:
–	What is meant by pushing out orders;

–	Identify the customers;

–	Why this caused an inventory provision;

–	How you accounted for this provision;

–	The literature in support of your accounting.
Response:
We and our customers refer to “push out orders” to describe when a customer informs us that it wishes us to delay the shipment of products the customer has ordered from us after we have ordered raw materials and components on the basis of its purchase order and have commenced production.
During the quarter ended June 30, 2007, our customers Digidesign Inc. and Peavey Electronics Corp. informed our Marketing Department that they were pushing out

John M. Hartz
Senior Assistant Chief Accountant
February 17, 2008

delivery of orders. Based on experience, our Marketing Department anticipated that a portion of the product orders covered by the push outs might ultimately be cancelled as consequence of the lower than expected commercial acceptance of the products we manufacture for them by their customers. We have been reviewing our inventory and engaged in negotiations with both Digidesign and Peavey aimed at having them purchase the raw materials and components we purchased on the faith of their purchase orders, but to date, we have not reached agreement. Recently, our Marketing Department has estimated that Digidesign and Peavey would purchase materials and finished products for $175,000 and $59,000, respectively. We will record the actual amounts in Deswell’s financial accounts when we have confirmed these arrangements and the amounts.
The provision was made in accordance with the Company’s accounting policies on inventories that the Company write down of potentially obsolete or slow-moving inventory based on management’s analysis of inventory levels. We will add disclosure in future filings of this accounting policy.
Form 6-K filed November 20, 2007
8.	We note the $318,000 goodwill impairment recorded during the second quarter 2008. Please tell us and revise your future filings to comply with the disclosure requirements of paragraph 47 of SFAS 142.
Response:
The goodwill impairment recognized was in the financial statements of our subsidiary, Integrated Investment Limited, the holding company of all of our electronic and metallic operations. The assets associated with the goodwill were acquired through purchases by Integrated of the outstanding capital stock of Kwanta Precision Metal Products Co., Ltd. These purchases occurred first in October 1996, when Integrated purchased for $64,000, which it paid in cash, 64.9% of Kwanta’s outstanding capital stock, and then in April 1999 and July 1999, when Integrated purchased for $6,000, which it paid in cash, the remaining 35.1% of Kwanta’s outstanding capital stock. These transactions are disclosed in the third-to-last paragraph on page 14 of our 2007 Annual Report on Form 20-F.
Kwanta has been dormant since September 2002, when the metallic manufacturing operations were shifted to another of our subsidiaries, Kwan Hong Dongguan Electronics Co., Ltd. An assessment was made regarding the implied fair value of the goodwill of Kwanta acquired in 1996 and 1999, which management considered to be nil as Kwanta was dormant.
We will revise our future filings to comply with disclosure requirements of paragraph 47 of SFAS 142.

John M. Hartz
Senior Assistant Chief Accountant
February 17, 2008

* * * *
In connection with responding to your comments, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * *
If you have any further comments or questions, please do not hesitate to contact the undersigned.

Sincerely, DESWELL INDUSTRIES, INC.
By:	/s/ Eliza Pang
Eliza Y. P. Pang
Chief Financial Officer

Cc:	Ms. Jenn Do via fax: (202) 772-5368, and email: dop@sec.gov
Mark A. Klein, Esq. via email: mark.klein@klgates.com